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[LOGO] Aquacell LOGO




                              2001 ANNUAL REPORT

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                                 AquaCell LOGO
                            10410 Trademark Street
                          Rancho Cucamonga, CA 91730
                Telephone: (909) 987-0456 . Fax: (909) 987-6846
                               www.aquacell.com
                      American Stock Exchange Symbol: AQA


To My Fellow Stockholders:

   This year has given us the opportunity to become a publicly trading company--one of only a handful of companies to complete an initial public offering in the first quarter of 2001--as well as the ability to qualify for American Stock Exchange Listing.

   We have a great sense of satisfaction that in tough times, we persevered. We believe that because of the trying times, we built character and have developed a strong appreciation for all those who played a role in helping us to accomplish our goals.

   Since the completion of the public offering, we have spent the past six months building a solid foundation for the company. Through careful analysis of the industry and various opportunities, we have made significant headway that we believe will have a cumulative affect on the growth of our company and on our ability to increase shareholder value.

   Some of the accomplishments we have recently achieved are discussed below.

  . Government Services Administration Contract--In May, we were awarded a contract by the General Services Administration (GSA), enabling us to market and sell our patented self-filling Purific(R) Water Cooler to more than 5000 federal government locations and other GSA authorized participants. This GSA contract gives AquaCell pre-approved vendor status, while providing government agencies with pre-negotiated pricing for AquaCell's products which eases otherwise time-consuming procurement procedures. This contract allows us to easily add new products to offer the government a broader range of products. We expect to see increased results of this contract beginning in the third quarter of our 2001 fiscal year.

  . Infomercial--We have produced a 30-minute Infomercial which introduces our Purific(R) Water Cooler. This hard-hitting informative Infomercial compares the Purific cooler to tap water and bottled water, showing that Purific is "The Clear Choice". The Infomercial will begin running nationwide the beginning of November.

  . Roto-Rooter Plumbers Partnership--Having utilized the services of Roto-Rooter plumbers nationwide for the installation of our self-filling Purific water coolers, we built a solid relationship with Roto-Rooter, both from a corporate perspective as well as from an operational standpoint. Their nationwide organization of 7800 plumbers has allowed us to offer installation and service of our Purific cooler to nearly 90% of the US population.

     We have now expanded this relationship to partner together for sales of Purific coolers. In a program that is in the process of being rolled out, Roto-Rooter Plumbers will be generating leads for sales of the Purific cooler through mailings to their sizeable customer-base, through a 2-minute video on their web site, and through the distribution of a specially designed brochure that couples the services of Roto-Rooter with the AquaCell products. We expect our relationship with Roto-Rooter to expand as we further develop our water treatment product line.

  . Corbett Water Distribution Agreement--In October we finalized agreements with Corbett Water Technologies for domestic and international sales of our products. Corbett Water is a subsidiary of S&B Technical Products, the world's largest manufacturer of rubber gaskets utilized in the water industry. Headed by Brad Corbett, former owner of the Texas Rangers baseball team, Corbett Water will also manufacture AquaCell's products in its strategic manufacturing locations around the world, including Australia, Brazil, Cost Rica, France, Thailand, Mexico and Canada. This is a very significant step for the expansion of our business worldwide. We have not only built a strong business plan together from which to go forward, but more importantly, have established a strong relationship with one another. We certainly could not have chosen a better partner.

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  .  Introduction of New Products--Following the terrorist attacks on our country, water districts have been put on high alert for potential attacks that could affect quality and quantity of drinking water. In response to requests, we developed two new products to address concerns of Americans on both the quality and availability of drinking water. The first product is an upgraded version of our Purific(R) Water Cooler that provides a triple purification system designed to protect against potentially harmful foreign contaminates in drinking water. The second product introduced is an affordable and portable system designed to purify water from a swimming pool. This system can convert approximately 75 gallons of pool water per day to purified drinking water. The average residential pool holds between 25,000 and 50,000 gallons of water. Therefore, in the event that access to the municipal water source is disrupted, pool owners would have a reserve of purified drinking water. Both of these products will be available by the end of November.

  . Acquisition of Water Science Technologies--In October we acquired Phoenix based Water Science Technologies (WST). WST manufactures a broad range of products for water treatment and purification, used for industrial, commercial, institutional and residential uses. The tragic events of September 11th have brought to the forefront the vulnerability of our drinking water systems. Our realization is now focused on the fact that we cannot live without water, and that we can no longer take our drinking water for granted.

     Given the vast experience and products engineered and manufactured by WST, this acquisition will enable AquaCell to be a full service water treatment and purification company. In our desire to expand our operation and product line, we sought to find a company that based its products and services on sound scientific principles, as we have seen far too many companies in this industry being run by people without an understanding of the science behind water treatment and purification. We feel that in the future, any company in the water industry not founded upon solid science will not be able to survive.

     The much needed funding for upgrading water treatment facilities is now being made available, and through this acquisition, we will be able to participate in the rebuilding of infrastructure, both in the United States and abroad.

   Along with our nation's resolve to support our country's growth, we are also resolved to grow our business. We are excited to be in such a rapidly growing industry and believe that the recent attention given to the vulnerability of our drinking water, coupled with advertising from national bottled water brands, will help to propel our marketing plan and enable us to achieve rapid expansion.

   We appreciate our past, present and future stockholders and hope our vision for your company will allow us to build a strong and lasting relationship.

                                          Best regards,

                                          James C. Witham
                                          Chairman of the Board
                                          Chief Executive Officer

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Corporate Information
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Board of Directors and Officers

James C. Witham
Chairman of the Board
and Chief Executive Officer

Karen B. Laustsen
President, Chief Operating Officer,
Secretary and Director

Gary S. Wolff
Chief Financial Officer, Treasurer
and Director

Glenn A Bergenfield
Director

William J. DiTuro, MD
Director

Corporate Counsel

Harold Paul
Paul & Rosen, LLP
420 Lexington Avenue
New York, NY 10170

Stock Listing

The company's common stock is listed on the American Stock Exchange under the symbol: AQA

Headquarters

10410 Trademark Street
Rancho Cucamonga, CA 91730
TEL: (909) 987-0456
FAX: (909) 987-6846

Independent Auditors

Richard A. Eisner & Company, LLP
575 Madison Avenue
New York, NY 10022

Transfer Agent and Registrar

U.S. Stock Transfer Corporation
1745 Gardena Avenue, Suite 200
Glendale, CA 91204

Company Information

The Company's Annual Report on Form 10-KSB, and Quarterly Reports on Form 10-QSB are filed with the Securities and Exchange Commission, and will be provided at no charge by written request to:

Investor Relations
AquaCell Technologies, Inc.
10410 Trademark Street
Rancho Cucamonga, CA 91730

Requests may also be submitted through the company's website at:
www.aquacell.com

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                                 AquaCell LOGO

                            10410 Trademark Street
                          Rancho Cucamonga, CA 91730
                Telephone: (909) 987-0456 .Fax: (909) 987-6846
                               www.aquacell.com

                      American Stock Exchange Symbol: AQA